Exhibit 1

31 October, 2006

Manager Companies
Company Announcements Office
Australian Stock Exchange Ltd
Level 4, Stock Exchange Centre
20 Bridge St
Sydney NSW 2000

Dear Sir

Rinker Group Limited (“Rinker”)
Release of results for the half year ended 30 September 2006 and 2nd quarter trading update

This is to advise that Rinker anticipates releasing its results for the half year ended 30 September 2006, along with a trading update for the 2nd quarter, to the Australian Stock Exchange on Thursday 9 November 2006.

The announcement will be accessible from Rinker’s website www.rinker.com

Following the release, a briefing by Rinker’s CEO to market analysts and fund managers will be held in Sydney at 9 a.m. AEDT. Interstate and international analysts and fund managers will be invited to participate via conference call.

Members of the public can listen to this briefing via either webcast at www.rinker.com or by phoning + 61 (0)3 8660 4907 with PIN 8552. An archive of the webcast will be available on Rinker’s website shortly after conclusion of the briefing.

Rinker is one of the world’s top 10 heavy building materials groups, with operations in aggregates, cement, concrete, asphalt and concrete pipe and products. Rinker has over 13,000 employees in over 780 sites across the US, Australia and China. Around 80% of group revenue and earnings come from the US subsidiary, Rinker Materials Corporation.

Yours faithfully

Luke Keighery
Manager Investor Services

Rinker Group Limited        ABN 53003433118
Level 8, Tower B, 799 Pacific Highway, Chatswood NSW 2067     PO Box 5697, West Chatswood NSW 1515
Telephone (02) 9412 6600     Facsimile (02) 9412 6666